China Ceramics Announces Delays In Filing its Fiscal 2013 Annual Report, Suspension of Trading, Changes In Its Board of Directors, And Preliminary Unaudited 2013 Financial Results

JINJIANG, China, May 2, 2014 /PRNewswire/ — China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) ("China Ceramics" or the "Company"), today announced that on May 1, 2014 it filed a notification on Form 12b-25 with the Securities and Exchange Commission of the Company's inability to timely file its Annual Report on Form 20-F for the year ended December 31, 2013. The audit of the Company's consolidated financial statements for the year ended December 31, 2013 has not been completed. On April 30, 2014, the Company terminated the engagement of Grant Thornton (Shanghai, PRC) ("GT") as its principal independent registered public accountants. Following the GT termination, the Company engaged Crowe Horwath (HK) CPA Limited ("CHHK") as the Company's principal independent registered public accountant to audit the Company's financial statements for the fiscal years ended December 31, 2013, 2012 and 2011, as well as to perform services related to the auditing of those financial statements. The Audit Committee and the Board of Directors voted to terminate GT's engagement and to engage a new auditing firm on April 27, 2014, and on April 30, 2014 the Audit Committee and the Board of Directors approved the engagement of CHHK. CHHK was formally engaged on May 1, 2014. The Company anticipates that the completion of the audit process and subsequent filing of the 2013 Annual Report on Form 20-F will occur within ninety days of the date of this press release. Further information regarding the above-disclosed circumstances will be provided in a Report on Form 6-K which the Company intends to file within a few days. In a related event, The Nasdaq Stock Market halted trading in the Company's securities pending the issuance by Nasdaq of information requests and Nasdaq's receipt of the Company's responses to those requests. The Company intends to cooperate fully with Nasdaq's inquiry. However, based on Nasdaq's communications with the Company, the Company does not expect trading to recommence on Nasdaq until all of the Company's periodic reports have been filed. There can be no assurance that trading will recommence or when it may recommence. Moreover, it is possible that Nasdaq may seek to delist the Company's securities based upon the Company's failure to timely file its periodic reports before the Company is able to regain compliance with its reporting requirements. If there is an extended trading halt, there is a possibility that trading could occur on the OTCBB or the pink sheets.

On May 1, 2014, the Company received a letter from the Director, Listing Qualifications, Nasdaq (the "Letter"), informing the Company that it no longer complies with the Nasdaq requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of periodic reports. The non-compliance cited in the letter was the result of the Company's failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2013. The Letter states in part that the Company has the opportunity to submit a plan prior to June 2, 2014 that addresses the details of the Company's plan to regain compliance with the Nasdaq Marketplace Rules. Further information regarding the Letter may be found in the Company's separate press release addressing the Letter that will be issued later this day and that is entitled "China Ceramics Announces Receipt of Nasdaq Non-Compliance Letter & Opportunity To Submit A Plan of Compliance."

Changes In Board Constituency

On April 27, 2014, following the Audit Committee determination to terminate GT and to engage a new auditing firm, William L. Stulginsky, the former Chairman of the Audit Committee, tendered his resignation as an independent director and Chairman of the Audit Committee. Following Mr. Stulginsky's resignation, the Board appointed Liu Jianwei, an independent member of the Board, to the office of the Chairman of the Audit Committee, effective immediately. Mr. Liu was appointed to the Board on January 7, 2014. Prior to this Chairmanship appointment, he served as a member of the Board's Audit Committee, Compensation Committee and Nominating Committees, respectively, and he continues to serve on each of those Committees. On April 28, 2014, Su Pei Zhi tendered his resignation as a Board member to ensure that a majority of the Board of Directors continued to consist of independent directors. As a result of the above-described changes to the Board constituency, the Board includes three independent directors, Liu Jianwei, Shen Chengliang and Cheng Yan Davis, and two executive directors, Huang Jia Dong and Su Wei Feng.

Write Down of Assets in the Fourth Quarter of 2013

During the course of the preparation of its 2013 financial statements, the Company identified certain adjustments in the fourth quarter in connection with a write down of assets resulting from unused capacity at the Company's Hengdali facility. The Company's Hengdali facility utilized capacity capable of producing eight million square meters of ceramic tiles annually in 2013 out of an annual productive capacity of 30 million square meters. The Company's current estimate of the asset write-down for the fourth quarter is approximately $7.5 million.

Preliminary Unaudited Financial Results for the Fourth Quarter of 2013

Revenue for the fourth quarter ended December 31, 2013 was RMB 220.3 million (US$ 36.5 million), a decrease of 10.2% as compared to the fourth quarter of 2012. The year-over-year decrease in revenue was due to an 11.5% decrease in sales volume to 7.7 million square meters of ceramic tiles. The Company attributes its reduced revenue to improved but still recovering business conditions in China's real estate and construction sectors as a result of the difficult market conditions that began in late 2012. Gross profit for the fourth quarter ended December 31, 2013 was RMB 6.4 million (US$ 1.1 million), a decrease of 78.2% as compared to the fourth quarter of 2012. The year-over-year decrease in gross profit margin was caused by higher raw material prices, a change in product mix towards lower profit margin products and an increased inventory provision which increased cost of sales. Of the total cost of sales for the quarter ended December 31, 2013, RMB 12.7 million (US$ 2.1 million) related to a provision for inventory that was aging as compared to RMB 3.2 million (US$ 0.5 million) for the quarter ended December 31, 2012.

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Preliminary Unaudited Financial Results for the Fiscal Year ended December 31, 2013

Revenue for the year ended December 31, 2013 was RMB 932.9 million (US$ 151.9 million) a decrease of 35.4% as compared to RMB 1,444.9 million (US$ 230.7 million) from year ended December 31, 2012. The year-over-year decrease in revenue was mainly was due to a 24.8% decrease in the sales volume of ceramic tiles to 34.7 million square meters in the year ended December 31, 2013 from 46.2 million square meters in the same period in 2012 and a 14.1% decrease in the Company's average selling price, which decreased to RMB 26.9 ($4.4) per square meter for the year end 2013 per square meter compared to RMB 31.3 ($5.0) per square meter for the year end 2012. The Company attributes its reduced sales volume in fiscal 2013 to the continued challenging business conditions in China's real estate and construction sector. However, the Company believes that the decrease in the pricing of its ceramic tile products is temporary and that product pricing will revert to normal levels once business conditions improve. Gross profit was RMB 67.0 million (US$ 10.9 million), down 82.4% from RMB 381.0 million (US$ 60.8 million) for the year ended December 31, 2012. The year-over-year decrease in gross profit margin was primarily driven by a decrease in its average selling price and an increase in materials and labor costs.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

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All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

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